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                                                           Filed by Kookmin Bank
                           Pursuant to Rule 425 under the Securities Act of 1933

                                                 Subject Companies: Kookmin Bank
                                              (Exchange Act file number 1-15258)

These materials contain certain statements that are neither reported financial results nor other historical information. These statements are forward-looking statements within the meaning of the safe-harbor provisions of the U.S. federal securities laws. Because these forward-looking statements are subject to risks and uncertainties, actual future results may differ materially from those expressed in or implied by the statements. Many of these risks and uncertainties relate to factors that are beyond Kookmin Bank's ability to control or estimate precisely, such as future market conditions, currency fluctuations, the behavior of other market participants, the actions of governmental regulators and other risk factors detailed in Kookmin Bank's reports filed with the Securities and Exchange Commission (the "Commission"). Readers are cautioned not to place undue reliance on these forward-looking statements, which speak only as of the date of these materials. We do not undertake any obligation to publicly release any revisions to these forward-looking statements to reflect events or circumstances after the date of these materials.

Investors and security holders are advised to read any prospectus required to be filed with the Commission regarding the potential business combination transaction between Kookmin Bank and Kookmin Credit Card. If required, a prospectus will be filed with the Commission either by Kookmin Bank, Kookmin Credit Card or a newly formed corporation. Security holders may obtain a free copy of such prospectus (if required and when available) and other related documents filed by Kookmin Bank, Kookmin Credit Card and/or such newly formed corporation at the Commission's public reference room located at 450 Fifth Street, N.W., Washington, D.C. 20549. Please call the Commission at 1-800-SEC-0330 for further information on the public reference room. If required and when available, the prospectus and other documents may also be obtained from Kookmin Bank by contacting Kookmin Bank, Investor Relations Team, 36-3 Yoido-dong, Youngdeungpo-ku, Seoul 150-758, Korea.

*        *         *

The following materials were released by Kookmin Bank on October 1, 2003.

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         Resolution of Kookmin Bank's Board of Directors Announcing the
          Completion of Kookmin Bank's Merger with Kookmin Credit Card

On October 1, 2003, Kookmin Bank's board of directors (the "Board") officially resolved to announce the completion of Kookmin Bank's merger with Kookmin Credit Card. This resolution is pursuant to Article 526-3 of the Korean Commercial Code, which prescribes that the Board may make a public notice in lieu of a report to the general shareholders' meeting.

The following is key information regarding Kookmin Bank's merger with Kookmin Credit Card.

Progress of Merger with Kookmin Credit Card

2003. 5. 30 : Board approval of the merger agreement
2003. 7. 23 : Merger approval by Kookmin Bank's Board
2003. 9. 5 : Merger approval by stockholders' meeting (Kookmin Credit Card) 2003. 9. 26 : Merger approval by the Financial Supervisory Commission (FSC) 2003. 9. 30 : Merger date
2003. 10. 1 : Board announcement of the completion of the merger
2003. 10.15 : Listing of new shares of Kookmin Bank

Reorganization of Credit Card Business Units

Kookmin Bank reorganized its credit card business unit from one to two business units. The number of teams related to its credit card business is increased from three to ten.

New Positions of Executive Vice Presidents

In line with Kookmin Bank's reorganization, Jung-Tae Kim, President and Chief Executive Officer of Kookmin Bank appointed new individuals to the following Executive Vice President positions. The new positions take effect as of October 1, 2003.

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Name                Positions
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Bong-Hwan Cho       Executive Vice President, Credit Card Business Unit
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See-Young Lee       Executive Vice President, Credit Card Collection Management
                    Business Unit
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